Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Horizon Products Integral to Nigerian Carriers’ Growing Demand for High-Capacity Wireless Backhaul

Nigerian service providers rollout the Horizon Compact Plus and Horizon Quantum to meet growing capacity demands

Ottawa, Canada and Nigeria, Africa September 17, 2012 - DragonWave Inc., (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radios today announced that it is addressing a growing demand for streamlined wireless backhaul solutions in the Nigerian market and that it has recent deployments with five new customers in the West African nation. Mobitel, Netcom, MainOne, Spectranet, and Monacom have selected DragonWave’s Horizon product family to deliver high-capacity, 4G/LTE-Ready wireless backhaul networks.  DragonWave’s Horizon Compact Plus and Quantum products were selected to backhaul Internet, voice and data services as part of the country’s growing broadband access solutions for their business and end-user customers.

“Since its inception in 2009 Mobitel has relied on a technical partnership with DragonWave that has contributed directly to our ongoing success,” said Johnson Salako, Mobitel president and CEO. “DragonWave provides unmatched service and support for a line of radios that are easily installed, configured and managed, as well as providing the durability and functionality that ensures optimum performance in Nigeria’s challenging climate conditions.”

DragonWave’s Horizon line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. An uncompromised product design delivers pure packet microwave performance with software-scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999% availability) interference-free performance in next-generation IP networks.

“As a leading Nigerian wireless broadband service provider, we have found working with DragonWave to be very rewarding and know their products to have a capacity edge over other vendors,” said Mahesh Bhanarkar, Spectranet Limited, Head of Technical Operations. “Installing and configuring DragonWave links is a very streamlined process which has allowed us to quickly upgrade our network and utilize them as the cornerstone for our BTS and enterprise service offerings.”

“Nigeria is an important market for broadband services and DragonWave is committed to supporting the needs of carriers throughout Africa,” said Peter Allen, President and CEO, DragonWave. “We’ve prioritized Africa as a very viable market given that our technological advantage and high quality radio transmission makes wireless broadband applications both more accessible and affordable. We view these new deployments in Nigeria as a bellwether for expanding DragonWave’s footprint regionally and bringing the best and most reliable mobile wireless backhaul solutions to the continent.”

DragonWave’s Horizon® line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. DragonWave Fusion products provide a seamless migration path towards converged packet networks, driving greater efficiency, lower cost and simplified operations.

About Mobitel

Mobitel is a foremost telecommunications firm in Nigeria focused on the delivery of next generation 4G, WiMAX broadband technologies through the use of the 2.3GHz spectrum license for enhanced user experience, faster speed, better broadband quality, and competitive pricing. They are the pioneer provider of real wireless broadband service in Nigeria with speeds starting at 1Mbps and capacity to deliver up to 100Mbps. http://www.mobitel.com.ng/

About Spectranet

Spectranet is a Wireless Broadband service provider in Nigeria and are currently providing Wireless Internet Services in Lagos, Nigeria. Over the last year Spectranet has assessed and evaluated different technologies and mediums which would facilitate in providing the best data services best suited for Nigeria.  Headquartered in Lagos, Spectranet aims to be a leader in the Internet Services space in Nigeria. http://www.spectranet.com.ng/

About Main One:

Main One is wholly African and is the first privately owned submarine network cable in West Africa with initial landing stations in Nigeria, Ghana and Portugal. Main One delivered its cable system on time and within budget, a rare occurrence with projects of this magnitude and complexity. For more details visit: http://mainonecable.com/index.php

About NetCom Africa

Netcom Africa Limited is a leading communication infrastructure provider of satellite and wireless broadband solutions in western Africa.  Headquartered in Lagos, Nigeria, Netcom is licensed by the Nigerian Communications Commission. http://www.netcomafrica.com/index.php

About Monarch Communications

Monarch Communications Limited is a privately owned Nigerian Company licensed to provide telecommunications services for; Private Network Links (VSAT), Service Network (Internet), Community Telephony using Microwave or Radio for Commercial Operations, Voice Mail Services, Sale and Installation of Terminals and Other Equipment, Pay Phone Services.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024